UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 31, 2026, the Company announced its full-year ended December 31, 2025 financial results and provided clinical and corporate updates.

Total revenue and other operating income amounted to US$780,857 in 2025 compared to US$663,786 in 2024. Cash and bank balances amounted to US$1.63 million as of December 31, 2025.

Financial Results for the full-year ended December 31, 2025

Net Loss: Excluding non-cash share-based payment expenses of US$539,855 and costs associated with being a public listed company on the NASDAQ Capital Market of US$452,092, our loss for the financial year ended December 31, 2025 would have been reduced to US$2.12 million. Including these costs, the audited net loss was US$3.11 million, compared to the net loss of US$1.96 million in 2024.

Cash and Bank Balances: As of December 31, 2025, the Company reported cash and bank balances of US$1.63 million, compared to US$3.87 million as of December 31, 2024. The Company owned a total of 5 properties across Singapore and Malaysia for production purposes funded with borrowings amounting to US$318,456 as of December 31, 2025. As of December 31, 2025, there was no new warrant issue other than those underwriter’s warrants in relation to our initial public offering (“IPO”).

Research Expenses: The Company’s research expenses were US$1.72 million for the financial year ended December 31, 2025, compared to US$1.48 million in 2024. The increase of US$239,502 was mainly attributable by higher consumable expenses, increased employee benefits and higher clinical trial expenses. This increase was partially offset by lower depreciation expenses and reduced professional fees. The rise in clinical trial costs was moderated by co-funding support for the ANGELICA Trial from the Ministry of Health Singapore through the NMRC Clinical Trial Grant Industry Collaborative Trials scheme (MOH-001646).

Employee Benefits Expenses: The Company’s employee benefits expenses were US$723,667 for the financial year ended December 31, 2025, compared to US$481,629 in 2024, mainly driven by the non-cash share-based compensation of US$240,491 to certain employees in recognition of the contributions made to the development and growth of the Group’s business. This was the first share award issued since the Company’s IPO in April 2023.

Other Expenses: The Company’s other expenses were US$1.30 million for the financial year ended December 31, 2025, compared to US$776,152 in 2024. This increase was mainly due to higher investor relations expenses and the recognition of non-cash share-based payment expenses in 2025. This increase was partially offset by the absence of company insurance expenses in 2025 and lower professional fees.

We will need to navigate 2026 with caution, given the heightened volatility in global economic conditions. At this time, we do not currently expect any significant impact from tariffs and Middle East conflict for now.

Clinical and Corporate Updates

We remained focused on our mission to develop affordable anti-cancer cell therapies based on our allogeneic off-the-shelf Gamma Delta T cell proprietary technology platform. In this respect, our first-in-human ANGELICA CAR-T Phase I Investigational New Drug clinical trial in Singapore with the National University Hospital has proceeded with patients at dose level 2 and soon escalating to the final dose level 3. We target to complete this phase 1 trial by this year.

As announced on December 8, 2025, CytoMed has entered into a Memorandum of Understanding with Universiti Malaya (“UM”) to establish a multi-site, first-in-human Phase I clinical trial to investigate the safety and efficacy of CytoMed’s patented allogeneic unmodified Gamma Delta (γδ) T cells (CTM-GDT) (without genetically modifying the cells to express any receptor) for no-option cancer patients in Malaysia. We target to submit an Investigational New Drug application to the Malaysian authorities before June this year. This initiative complements CytoMed’s ongoing first-in-human ANGELICA Phase I chimeric antigen receptor T (CAR T) cell clinical trial at National University Hospital Singapore, which uses γδ T cells modified to express a CAR (CTM-N2D) targeting various cancer types, including advanced colorectal cancer, lymphoma, multiple myeloma, lung cancer, ovarian cancer, hepatocellular carcinoma. To date, six patients had been treated at two dosage levels in Singapore.

Unmodified gamma delta T cells have been demonstrated in international clinical trials to have potential to kill cancer cells including brain cancers. CytoMed is co-author in a recent September/ October 2025 publication of a preclinical study, in a research article entitled “Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising “off-the-shelf” Immunotherapy Approach”. The study results from this collaborative research with The University of Texas, MD Anderson Cancer Center (MDACC), are suggesting the great potential of CytoMed’s allogeneic γδ T cell therapy (CTM-GDT) for treating acute myeloid leukemia (AML). This collaboration with MDACC is under a previously announced research agreement in May 2023. The research article is now publicly and freely online at Donor-Derived Vγ9Vδ2 T Cells for Acute Myeloid Leukemia: A Promising “Off-the-Shelf” Immunotherapy Approach.

Through its subsidiary, LongevityBank Pte. Ltd., the Company has acquired certain assets of a Malaysian cord blood bank, including a private blood bank licence issued by the Ministry of Health Malaysia, which is held by its subsidiary, IPSC Depository Sdn. Bhd., for the provision of umbilical cord blood stem cell banking services.

IPSC Depository focuses on cord blood-derived therapeutics and immune cell-based therapies, including natural killer (NK) cells, with potential applications in anti-tumour and anti-aging treatments. We are currently in the process of setting up an ISO-standard laboratory to further enhance its capabilities.

In addition, the Company has made an equity investment in a Malaysian entity providing general medical clinic services.

The Company believes it has sufficient internal resources to continue funding its operations, supported by its low-cost infrastructure in Southeast Asia and sales of research products. We are actively exploring opportunities with sustainable benefits as we explore with long-term strategic partners including synergistic biotechnology companies and hospitals which can strengthen the business and income potential.

A copy of the Form 20-F is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit

Exhibit No.	Description

99.1	Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
Date: March 31, 2026	Title:	Director and Chairman